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VIA EDGAR

October 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Division of Corporation Finance

Re:	MTS Medication Technologies, Inc.
Schedule 13E-3
File No. 005-40483
Filed September 9, 2009

Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2009
File No. 001-31578

Dear Mr. Duchovny:

On behalf of MTS Medication Technologies, Inc. (the “Company”), and in connection with the Company’s above-referenced pending Schedule 13E-3 (“Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), we are writing in response to the comments set forth in your letter addressed to George A. Hagerty, Esq. and delivered on September 30, 2009 (the “Comment Letter”). Simultaneously with the filing of this letter, the Company is filing an amendment to: (1) the Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3”) and (2) the Preliminary Proxy Statement (“Amendment No. 1 to Preliminary Proxy Statement”) to reflect the changes made in response to the comments set forth in the Comment Letter. For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comments are repeated below in italics, with the Company’s response to each comment set forth immediately following each comment.

Securities and Exchange Commission

October 7, 2009

Schedule 13E-3

Item 16. Exhibits

1.	Please file the term sheets for the commitment letters filed as exhibits (b)(1) and (b)(2). We may have further comment upon review of the term sheets.

In response to the Staff’s comment, the Company has filed as exhibit (b)(3) to Amendment No. 1 to Schedule 13E-3 the term sheet for the commitment letters filed as exhibits (b)(1) and (b)(2) of the Schedule 13E-3. The Company requests that the Staff please note that the term sheet being filed with Amendment No. 1 to Schedule 13E-3 relates to both of the commitment letters filed with the Schedule 13E-3.

Preliminary Proxy Statement

2.	We note that you have scheduled an annual meeting for October 22, 2009. Please disclose that fact in this proxy statement and clarify the effect, if any, that one meeting will have on the other.

In response to the Staff’s comment, the Company has revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SUBMISSION OF STOCKHOLDER PROPOSALS” on page 101 to disclose the fact that the Company has scheduled an annual meeting for October 22, 2009 and to clarify the effect, if any, that the annual meeting will have on the meeting related to the proposed merger.

Cover Letter

3.	Please revise the cover page of the proxy statement and the proxy card to clearly mark each as “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

In response to the Staff’s comment, the Company has revised the cover letter to stockholders of Amendment No. 1 to Preliminary Proxy Statement and the proxy card to clearly mark each as “Preliminary Copy.”

Summary Term Sheet, page 4

4.	Revise your disclosure to ensure that Excellere Capital Fund, L.P., Mr. Conroy and Jade Partners, as filing persons, provide all of the required disclosure. We note, for example, that neither filing person is described in the summary term sheet and that neither has disclosed its fairness determination.

Securities and Exchange Commission

October 7, 2009

In response to the Staff’s comment, the Company revised its disclosure throughout Amendment No. 1 to Preliminary Proxy Statement to provide all of the required disclosure with respect to Excellere Capital Fund, L.P., Mr. Conroy and Jade Partners.

5.	We note that the final determination of the amount of shares to be rolled over by the Rollover Investors will not be determined until approximately five business days prior to the effective date of the merger. With a view toward revised disclosure, please tell us how you intend to notify security holders of that determination.

In response to the Staff’s comment, the Company requests that the Staff note that since the date of the filing of the Preliminary Proxy Statement, the Rollover Investors have reached an agreement with Excellere regarding the number of shares of the Company’s common stock that the Rollover Investors will roll over. Amendment No. 1 to Preliminary Proxy Statement has been revised accordingly.

Special Factors

6.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the sections “Questions and Answers about the Special Meeting and the Merger,” “Cautionary Statement Regarding Forward-Looking Statements” and “Introduction.”

In response to the Staff’s comment, the Company has relocated the sections of Amendment No. 1 to Preliminary Proxy Statement titled “Questions and Answers about the Special Meeting and the Merger,” and “Cautionary Statement Regarding Forward-Looking Statements” to immediately follow the “Special Factors” section. The Company has also deleted the section of Amendment No. 1 to Preliminary Proxy Statement titled “Introduction.”

7.	Please disclose, for each filing person, the information required by Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the sections of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” on page 28, ”SPECIAL FACTORS—Purposes and Reasons of the MTS Management Affiliates” on page 28, and SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Excellere” beginning on page 28 to disclose, for each filing person, the information required by Item 1013(b) of Regulation M-A.

Securities and Exchange Commission

October 7, 2009

Background of the Merger, page 17

8.	We note that on February 4, 2009 and again on June 8, 2009 Raymond James made presentations to the company’s board relating to actions and analyses undertaken by Raymond James. Please provide the disclosure required by Item 1015 and 1016(c) of Regulation M-A with respect to this report.

In response to the Staff’s comment, the Company advises the Staff that all written presentation materials from Raymond James have been filed with Schedule 13E-3 in accordance with Item 1016(c) of Regulation M-A. In addition, the Company has revised its disclosure in the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Background of the Merger” on page 11 in response to the Staff comment regarding the February 4, 2009 board meeting. With respect to the Staff comment regarding the June 8, 2009 board meeting, the Company believes that the oral report made by Raymond James at such meeting has been summarized in the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Background of the Merger” on page 20 in accordance with Item 1015 and 1016(c) of Regulation M-A.

In addition, the Company has revised the disclosure in the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Fees and Expenses” on page 58 to provide disclosure regarding the material relationships between the Company and its affiliates and Raymond James during the last two years, in accordance with Item 1015(b). The disclosure required by Item 1015(c) is contained in the section of Amendment No. 1 to Preliminary Proxy Statement titled “WHERE YOU CAN FIND MORE INFORMATION” on page 107.

9.	Please clarify whether any discussions relating to the current transaction were held during the dinner among Mr. Borgida, Mr. Siegel and Mr. Martin on April 16, 2009.

In response to the Staff’s comment, the Company has revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Background of the Merger” on page 14 to clarify whether any discussions relating to the current transaction were held during the dinner among Mr. Borgida, Mr. Siegel and Mr. Martin on April 16, 2009.

Securities and Exchange Commission

October 7, 2009

10.	We note that JMP made presentations to the special committee or the board of directors, besides delivering its opinion, which have been filed as exhibits to the Schedule 13E-3. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Please revise.

In response to the Staff’s comment, the Company advises the Staff that exhibits (c)(3) and (c)(4) to the Schedule 13E-3 were prepared by Raymond James. JMP’s presentation to the Special Committee has been filed as exhibit (c)(2) to the Schedule 13E-3, as noted by the Staff, and a reasonably detailed description of such presentation meeting the requirements of Item 1015(b)(6) of Regulation M-A is included in the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” beginning on page 34.

Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors, page 31

11.	Revise the first paragraph to explain why the special committee did not believe it was necessary to obtain the approval of a majority of the unaffiliated security holders. How does the fact that state law does not require such approval explain the committee’s determination not to provide for it voluntarily?

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” on page 24 to reorganize the disclosure such that the Company’s conclusion that the special committee did not believe it was necessary to obtain the approval of a majority of the unaffiliated stockholders follows its justification for not needing it.

12.	With respect to the third bullet point on page 31, please explain why the changes described therein are not likely to result in positive effects to MTS instead of adverse effects.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” on page 24 to explain why the changes described therein are not likely to result in positive effects to MTS instead of adverse effects.

Securities and Exchange Commission

October 7, 2009

13.	In the sixth bullet point on page 31, describe the benefits of being a public company that the company is not receiving.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” on page 24 to delete the previous disclosure that MTS was not receiving many of the benefits of being a public company and to instead more fully explain why the Company’s common stock was highly illiquid and the Company did not have readily available access to capital.

14.	We note that the special committee and the board of directors considered presentation by JMP. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise. Also, apply this comment to the position of the Rollover Investors as stated on page 36.

In response to the Staff’s comment, the Company revised the sections of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” on page 26 and “SPECIAL FACTORS—Position of the MTS Management Affiliates Regarding the Fairness of the Merger” on page 30 to reflect that the special committee, the board of directors and the MTS Management Affiliates have adopted the JMP fairness opinion and the discussions and analysis underlying such opinion.

15.	On a related note, if the board and special committee adopted the JMP analysis and discussion, then clarify here and throughout the proxy statement how any filing person relying on JMP’s opinion was able to reach the fairness determination as to unaffiliated security holders given that JMP’s fairness opinion addressed fairness with respect to security holders other than Parent, the Company, the Rollover Investors and their respective affiliates, rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the Company advises the Staff that it believes that JMP’s opinion referring to “security holders other than Parent, the Company, the Rollover Investors and their respective affiliates” is the same as referring to the “unaffiliated stockholders of the Company” (i.e. if the JMP opinion excludes the Company and its affiliates, the stockholders that remain are the unaffiliated stockholders of the Company).

Securities and Exchange Commission

October 7, 2009

16.	On a further related note, if none of the board, special committee or Rollover Investors adopted another person’s analysis and discussion, then each filing person must revise its fairness determination disclosure to provide the information required by Item 1014(b) of Regulation M-A and related Instruction 2 to that item.

In response to the Staff’s comment, the Company directs the Staff to the Company’s response to Item 14 above.

Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger, page 38

17.	Please revise the fourth bullet point on page 39 to explain how the “historical results of operations, financial condition, assets, liabilities, business strategy and prospects of MTS and the nature of the industry in which MTS competes” support the fairness determination. What about those subjects allowed the filing persons to reach their fairness determination?

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger” on page 33 to explain how the “historical results of operations, financial condition, assets, liabilities, business strategy and prospects of MTS and the nature of the industry in which MTS competes” support the fairness determination and to explain how those subjects allowed the filing persons to reach their fairness determination.

18.	Please provide the disclosure relating to the going concern value required under Instruction 2.iv to Item 1014(b) of Regulation M-A.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger” on page 33 to provide the disclosure relating to the going concern value required under Instruction 2.iv to Item 1014(b) of Regulation M-A.

Securities and Exchange Commission

October 7, 2009

Opinion of JMP Securities LLC, page 40

19.	Please disclose the “other factors and analyses that JMP deemed appropriate” (page 41).

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on page 34 to disclose that the “other factors and analyses that JMP deemed appropriate” consisted primarily of current and historical market conditions, general economic conditions and trends in the capital markets.

20.	Refer to the Selected Public Company Analysis. We note that JMP first selected a number of companies with aspects similar to those of MTS’s business and then “focused its valuation on a subset of those companies.” Please explain why JMP needed to further refine the group of comparable companies given that it had initially made a judgment in selecting companies comparable MTS, thus restricting the universe of comparable companies once.

In response to the Staff’s comment, the Company requests that the Staff note that JMP, in selecting companies for purposes of its analysis, first identified and reviewed a number of companies within specific industry verticals, including healthcare equipment, packaging & containers, healthcare, pharmaceutical and product distribution and institutional pharmacy. From that set of companies, JMP identified those companies which it deemed to be most comparable to MTS, based on factors such as business mix, the company’s products and services, industry trends and financial performance, and focused its valuation on this subset of companies. The Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on page 36 to provide further clarification.

21.	Also with respect to the Selected Public Company Analysis, we note that the bottom and top end of each “Selected EBITDA Multiple Range” in each table on page 43 does not correspond to the high and low results appearing in the table. Please explain. Apply this comment also to the “Selected Multiple Range” on the first table on page 45 relating to the Precedent Transaction Analysis.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on pages 37 and 40 to disclose that in selecting the ranges of multiples to apply to MTS, JMP did

Securities and Exchange Commission

October 7, 2009

not solely apply the high and low values of the calculated multiple ranges and considered, among other factors, the relative size, historical and projected financial metrics, business mix, industry trends and the companies’ products and services.

For the Precedent Transaction Analysis, JMP did not select the EBITDA multiple range based solely on the application of the high and low values of the calculated multiple range. As no selected precedent transaction is identical to the MTS transaction, JMP considered, among other things, the relative size of the transaction, industry verticals and the date of the transaction and relative market conditions to arrive at the selected EBITDA multiple range.

22.	Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM and CY2009 EBITDA and net income for each company in the Selected Public Company Analysis, including MTS, (ii) the data from each transaction that resulted in the multiple disclosed on page 45 with respect to the Precedent Transaction Analysis and the MTS data to which you applied the multiple to arrive at the implied enterprise value range, (iii) the data from each transaction used in the Premiums Paid Analysis, and (iv) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis and how JMP derived the implied enterprise value range from that data. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on pages 38, 40 and 42-44 to disclose the data used in JMP’s analyses for the individual Selected Public Companies, Selected Transactions and transactions included in the Premiums Paid Analysis, as contained in JMP’s presentation to the special committee, and to describe how the enterprise value range was derived.

In addition, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “FINANCIAL FORECAST” on page 105 to include the Company’s projected results that were used by JMP in its Discounted Cash Flow analysis.

23.	For each analysis that resulted in an implied enterprise value range disclose the per share result of the analysis such that security holders are able to compare the results of JMP’s analyses to the consideration offered in the current transaction.

Securities and Exchange Commission

October 7, 2009

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on pages 39, 40, 42, 44 and 45 to disclose the per share result of the analysis such that security holders are able to compare the results of JMP’s analyses to the consideration offered in the current transaction.

24.	With respect to the Leveraged Buyout Analysis, revise your disclosure to show the calculation that resulted in the enterprise value range of $45 million to $50 million.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on page 45 to show the calculation that resulted in the enterprise value range of $45 million to $50 million.

25.	Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to (i) JMP and its affiliates, and (ii) MTS or its affiliates, including for purposes of this disclosure all of the Schedule 13E-3 filing persons.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on page 46 to provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to (i) JMP and its affiliates, and (ii) MTS or its affiliates, including for purposes of this disclosure all of the Schedule 13E-3 filing persons.

Certain Effects of the Merger, page 48

26.	Revise the table on page 49 to present the effect of the transaction on the listed affiliates in dollar amounts. Refer to Instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Certain Effects of the Merger” on page 48 to present the effect of the transaction on the listed affiliates in dollar amounts.

Securities and Exchange Commission

October 7, 2009

Where You Can Find Information, page 100

27.	Revise the third paragraph to remove any doubt about whether the merger is a going private transaction.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “WHERE YOU CAN FIND MORE INFORMATION” on page 107 to remove any doubt about whether the merger is a going private transaction.

28.	Refer to the paragraph preceding the table on page 100. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

In response to the Staff’s comment, the Company revised the section of Amendment No. 1 to Preliminary Proxy Statement titled “WHERE YOU CAN FIND MORE INFORMATION” on page 107 to reflect that neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future.

In addition, in response to the third paragraph of the section of the Comment Letter titled “Closing Comments,” the Company is providing a separate written statement signed by each of the filing persons acknowledging that: (i) the filing person is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement, Schedule 13E-3, Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3, collectively the “Filings”; (ii) comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and (iii) the filing person may not assert Staff comments as a defense in any proceeding initiated by the Securities Exchange Commission or any person under the federal securities laws of the United States.

* * * *

Securities and Exchange Commission

October 7, 2009

The Company believes that the foregoing responds fully to each comment in the Comment Letter. We would appreciate it if you would let us know at your earliest convenience if you have any questions about the Company’s responses.

Respectfully submitted,

HOLLAND & KNIGHT LLP

/s/ Robert J. Grammig
Robert J. Grammig, Esq.

cc:	Todd E. Siegel, MTS Medication Technologies, Inc.
Michael Conroy, MTS Medication Technologies, Inc.
George A. Hagerty, Esq., Hogan & Hartson LLP
Darrell C. Smith, Esq., Shumaker, Loop & Kendrick, LLP

VIA EDGAR

October 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Division of Corporation Finance

Re:	MTS Medication Technologies, Inc.
Schedule 13E-3
File No. 005-40483
Filed September 9, 2009

Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2009
File No. 001-31578

Dear Mr. Duchovny:

Each of the undersigned is providing this written statement in response to your comment set forth in the third paragraph of the “Closing Comments” section of your letter addressed to George A. Hagerty, Esq. and delivered on September 30, 2009 (the “Comment Letter”) related to the above-referenced pending Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A of MTS Medication Technologies, Inc. (the “Company”). All capitalized terms used, but not otherwise defined in this written statement, shall have the meanings ascribed to such terms in the Company’s response to your Comment Letter that is being simultaneously filed with this written statement.

Each of the undersigned acknowledges, with respect to himself or itself only, that: (i) the undersigned is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement, Schedule 13E-3, Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3 (collectively, the “Filings”); (ii) comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and (iii) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Securities Exchange Commission or any person under the federal securities laws of the United States.

**************************************

Securities and Exchange Commission

October 7, 2009

Acknowledged and Agreed:

Dated: October 7, 2009
/s/ Michael D. Stevenson
Michael D. Stevenson

Dated: October 7, 2009	MTS MEDICATION TECHNOLOGIES, INC.

	By:	/s/ Todd E. Siegel
		Name:	Todd E. Siegel
		Title:	Chief Executive Officer

Dated: October 7, 2009	JADE PARTNERS

	By:	/s/ Todd E. Siegel
		Name:	Todd E. Siegel
		Title:	Managing Partner

Dated: October 7, 2009

/s/ Todd E. Siegel
Todd E. Siegel

Dated: October 7, 2009

/s/ Michael P. Conroy
Michael P. Conroy

Dated: October 7, 2009

/s/ Peter A. Williams
Peter A. Williams

Dated: October 7, 2009

/s/ Ron Rosenbaum
Ron Rosenbaum

Dated: October 7, 2009	MEDPAK HOLDINGS, INC.

	By:	/s/ Robert A. Martin
		Name:	Robert A. Martin
		Title:	Chairperson and President

Securities and Exchange Commission

October 7, 2009

Dated: October 7, 2009	MEDPAK MERGER SUB, INC.

	By:	/s/ Robert A. Martin
		Name:	Robert A. Martin
		Title:	Chairperson and President

Dated: October 7, 2009	EXCELLERE PARTNERS, LLC

	By:	/s/ Robert A. Martin
		Name:	Robert A. Martin
		Title:	Managing Member

Dated: October 7, 2009	EXCELLERE CAPITAL FUND, L.P.

	By:	EXCELLERE PARTNERS, LLC
	Its:	General Partner

	By:	/s/ Robert A. Martin
		Name:	Robert A. Martin
		Title:	Managing Member